Exhibit 99.16

UNITED STATES DISTRICT COURT

DISTRICT OF DELAWARE

LEO SHUMACHER,

Plaintiff,
Civil Action No.
v.
JURY TRIAL DEMANDED
MARVELL TECHNOLOGY GROUP LTD., RICK HILL, MATT MURPHY, TUDOR BROWN, BRAD BUSS, EDWARD FRANK, MARACHEL KNIGHT, BETHANY MAYER, MICHAEL STRACHAN, and ROBERT SWITZ,

Defendants.

COMPLAINT FOR INJUNCTIVE RELIEF

Plaintiff Leo Shumacher (“Plaintiff”), by his undersigned attorneys and for this Complaint against Defendants (defined below), alleges upon knowledge with respect to his own acts, and upon information and belief with respect to all other matters, as follows:

NATURE OF THE ACTION

1.     This action arises from a proposed transaction (the “Transaction”) through which Marvell Technology Group Ltd. (“Marvell” or the “Company”), which is a supplier of infrastructure semiconductor solutions, will acquire Inphi Corporation (“Target”).

2.     Marvell’s board of directors (the “Board”) approved the Transaction on October 28, 2020.

3.     Thereafter, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which it will acquire each outstanding share of Target’s common stock in exchange for $66.00 in cash as well as 2.323 shares of Maui HoldCo, Inc.

(“HoldCo”) common stock for a total deal value of approximately $10 billion.

4.     In order to close, the Transaction requires the fully informed approval of seventy-five percent of the Marvell stockholders (or the majority of the Marvell stockholders if a related by-law amendment is concurrently approved), who will be permitted to vote in favor, or against, the Transaction at a stockholder meeting to be held at a currently undetermined date (the “Stockholder Meeting”).

5.     This action focuses solely on the information about the Transaction provided to stockholders in the Company’s Registration Statement on Form S-4 filed on December 22, 2020 (the “Merger Proxy”).

6.     The purpose of the Merger Proxy is to advise stockholders—in advance of the Stockholder Meeting—of all material information necessary for an informed vote, including information regarding the nature of the deal and its perceived benefits to the Company and stockholders, the process by which the terms of the deal, including its price, were negotiated by the Board, and the basis for the Board’s decision to approve it, among other matters. If the Merger Proxy fails to disclose all material information, or misstates material information, stockholders face irreparable harm because their vote will be uninformed (or misinformed), and the consummation of a transaction under such pretenses typically cannot be remedied by money damages.

7.     In this case, the Merger Proxy omits or misstates critical information regarding multiple issues that stockholders are entitled to fully and fairly understand before casting their ballots. These issues are fundamental to the Transaction, and include (in brief):

a.	a missing table setting forth the beneficial ownership for certain beneficial owners and management, as required by applicable securities rules;

b.	the basic financial information, created by Marvell management, that the Board relied on to conclude that the Transaction price was fair to stockholders;

c.	the financial analyses undertaken by the Company’s Advisor (defined below); and

d.	the financial analyses undertaken by the Target’s Advisor (defined below).

8.     The Company’s misstatements and omissions regarding these material issues render the Merger Proxy misleading in violation of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which prohibits false and misleading statements in a merger proxy.

9.     By this action, Plaintiff seeks to compel Defendants to supplement or amend the Merger Proxy to immediately disclose to stockholders—before the Stockholder Meeting—all material information required to fully and fairly understand the issues regarding the Transaction identified in this complaint.

JURISDICTION AND VENUE

10.     This Court has jurisdiction over the claims asserted herein pursuant to Section 27 of the Exchange Act because the claims asserted herein arise under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

11.     This Court has jurisdiction over Defendants because each Defendant is either a corporation that conducts business in and maintains operations within this District or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

12.     Venue is proper under 28 U.S.C. § 1391(b) because a portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

13.     Plaintiff is, and has been continuously throughout all relevant times, the owner of Marvell common stock.

14.     Defendant Marvell is a Bermuda exempted company that is headquartered in Bermuda. Marvell’s common stock is traded on the NASDAQ under the ticker symbol “MRVL.” Marvell is a party to the Merger Agreement.

15.     Defendant Rick Hill (“Hill”) is chairman of the Board and a director of the Company.

16.     Defendant Matt Murphy (“Murphy”) is the president, chief executive officer and a director of the Company.

17.     Defendant Tudor Brown (“Brown”) is a director of the Company.

18.     Defendant Brad Buss (“Buss”) is a director of the Company.

19.     Defendant Edward Frank (“Frank”) is a director of the Company.

20.     Defendant Marachel Knight (“Knight”) is a director of the Company.

21.     Defendant Bethany Mayer (“Mayer”) is a director of the Company.

22.     Defendant Michael Strachan (“Strachan”) is a director of the Company.

23.     Defendant Robert Switz (“Switz”) is a director of the Company

24.     Defendants Hill, Murphy, Brown, Buss, Frank, Knight, Mayer, Strachan and Switz are collectively referred to as the “Individual Defendants.”

25.     The Individual Defendants, along with Defendant Marvell, are collectively referred to as the “Defendants.”

FACTUAL BACKGROUND

Background Of The Company And The Transaction

26.     Marvell is a global fabless semiconductor solutions provider of high-performance data infrastructure products.

27.     On October 28, 2020, the Board caused the Company to enter into the Merger Agreement.

28.     Pursuant to the terms of the Merger Agreement, Target’s stockholders will receive $66.00 in cash as well as 2.323 shares of HoldCo common stock for each share of Target common stock owned.

29.     The Company’s press release announcing the Transaction stated, in relevant part:

a.

“Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in infrastructure semiconductor solutions, and Inphi Corporation (NASDAQ: IPHI), a leader in high-speed data movement, today announced a definitive agreement, unanimously approved by the boards of directors of both companies, under which Marvell will acquire Inphi in a cash and stock transaction. In conjunction with the transaction, Marvell intends to reorganize so that the combined company will be domiciled in the United States, creating a U.S. semiconductor powerhouse with an enterprise value of approximately $40 billion.”

b.

“‘Our acquisition of Inphi will fuel Marvell’s leadership in the cloud and extend our 5G position over the next decade,’ said Matt Murphy, president and CEO of Marvell. ‘Inphi’s technologies are at the heart of cloud data center networks and they continue to extend their leadership with innovative new products, including 400G data center interconnect optical modules, which leverage their unique silicon photonics and DSP technologies. We believe that Inphi’s growing presence with cloud customers will also lead to additional opportunities for Marvell’s DPU and ASIC products.’”

c.

“‘Marvell and Inphi share a vision to enable the world’s data infrastructure and we have both transformed our respective businesses to benefit from the strong secular growth expected in the cloud data center and 5G wireless markets,’ said Ford Tamer, President and CEO of Inphi. ‘Combining with Marvell significantly increases our scale, accelerates our access to the next generations of process technology, and opens up new opportunities in 5G connectivity.’”

d.

“Under the terms of the definitive agreement, the transaction consideration will consist of $66 in cash and 2.323 shares of stock of the combined company for each Inphi share. Upon closing of the transaction, Marvell shareholders will own approximately 83% of the combined company and Inphi stockholders will own approximately 17% of the combined company.”

e.

“Marvell intends to finance the transaction with cash on hand, and additional financing. Marvell has obtained debt financing commitments from JPMorgan Chase Bank, N.A. The transaction is not subject to any financing condition and is expected to close by the second half of calendar 2021, subject to the approval of Marvell shareholders and Inphi stockholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.”

f.

“J.P. Morgan Securities LLC served as exclusive financial advisor to Marvell and also provided committed financing for the transaction and Hogan Lovells US LLP served as legal advisor. Qatalyst Partners LP served as exclusive financial advisor to Inphi and Pillsbury Winthrop Shaw Pittman LLP served as legal advisor.”

30.     The Company has not yet stated when it will hold the Stockholder Meeting, during which stockholders will vote to approve or reject the Transaction.

The Company Files A Misleading Proxy Statement

31.     On December 22, 2020, the Company, at the Board’s direction, filed the Merger Proxy with the U.S. Securities and Exchange Commission (“SEC”), setting forth preliminary information, subject to amendment or revision, regarding the terms of the Transaction and the process by which the Board negotiated it.

32.     The Merger Proxy, as discussed in detail below, contains multiple material misstatements and omissions on issues of critical importance to stockholders.

The Merger Proxy Omits A Beneficial Ownership

Table Required Under Applicable Securities Rules

33.     The Merger Proxy includes a brief description of the “share ownership and voting of directors and executive officers” of the Company and Target. It otherwise directs stockholders to where they can find additional information related to such ownership.

34.     However, Item 403 of Regulation S-K promulgated under the Exchange Act requires that the Company and Target provide, in tabular form, specific information related to (i) each beneficial owner of more than five percent of each company’s securities and (ii) each director and named executive officer (as well as all such persons as a group), which the Merger Proxy does not disclose.

35.     The disclosure deficiencies set forth in this section must be remediated in order to satisfy applicable securities rules.

The Merger Proxy Omits Material Information

Regarding The Company’s Financial Projections

36.     A company’s obligation to disclose financial projections when soliciting stockholder approval of an M&A transaction is particularly significant.

37.     Indeed, fulsome management projections are required to be disclosed in a merger proxy pursuant to Item 1015(b)(5) of Regulation M-A where a financial advisor relies on those projections for purposes of its valuation and its fairness opinion (as is the case here).

38.     Moreover, these projections—which generally provide estimates of the company’s revenue, net income, EBITDA, and/or free cash flow over some discrete period—are, in the eyes of regulators and state and federal courts alike, considered virtually per se material to a stockholder’s decision whether to vote in favor of a proposed transaction or not.

39.     Although the Merger Proxy includes basic disclosures regarding the Company’s financial projections, it nevertheless omits material information regarding such projections.

40.     First, with respect to the Company’s projections, the Company failed to disclose the line item projections that were used to calculate the following financial metrics: (i) EBITDA; (ii) Unlevered Free Cash Flow including SBC; and (iii) Unlevered Free Cash Flow excluding SBC.

41.     Indeed, the Merger Proxy specifically states that the cash flow metrics were calculated by J.P. Morgan, the Company’s financial advisor (the “Company’s Advisor”), rather than the Company, using “certain prospective financial information provided by management.” Stockholders are entitled to that information in order to understand how the projections were formulated.

42.     Second, with respect to Target’s projections (as adjusted by the Company), the Company failed to disclose the line item projections that were used to calculate the following financial metrics: (i) EBITDA; (ii) Unlevered Free Cash Flow including SBC; and (iii) Unlevered Free Cash Flow excluding SBC.

43.     Similarly, the Merger Proxy states that the cash flow metrics were calculated by the Company’s Advisor rather than the Company, using “certain prospective financial information provided by management.” Stockholders are also entitled to that information in order to understand how the projections were formulated.

44.     Third, with respect to the pro forma company projections, the Company failed to disclose the line item projections used to calculate Non-GAAP Operating income including Synergies.

45.     All of the disclosure deficiencies set forth in this section must be remediated in order to permit stockholders to fairly evaluate management’s financial projections, which directly underlie the deal price.

The Merger Proxy Omits Material Information

Regarding The Company’s Financial Advisor’s Various Analyses

46.     The utility of fairness opinions is singular and self-evident. “They represent the judgment of an independent and experienced professional, applying recognized principles of valuation, about the fairness to its client’s stockholders of the financial terms of a transaction.”

Arthur Fleischer, A New Cloud over Wall Street?, N.Y. TIMES, June 8, 1986, Sec.3, p.2.

47.     Recognizing the importance of such opinions, Item 1015(b)(6) of Regulation M-A promulgated under the Exchange Act specifically requires disclosure of “the bases for and methods of arriving at” the findings and recommendations contained in a financial advisor’s fairness opinion.

48.     However, the Merger Proxy omits material information regarding the analyses performed by the Company’s Advisor on behalf of the Board.

49.     First, with respect to the Company’s Advisor’s analysis labeled “Discounted Cash Flow Analysis,” the Merger Proxy omits an explanation regarding why the Company’s Advisor solely utilized a perpetuity growth model to determine the Target’s terminal value for purposes of its discounted cash flow analyses, rather than an analysis that utilized the perpetuity growth model in addition to an EBITDA exit multiple model. Indeed, bankers have traditionally used these models in tandem, and rarely use only a perpetuity growth model for calculating terminal value, as the Company’s Advisor did here.1 Stockholders are entitled to understand why the Company’s Advisor deviated from common practice in this Transaction, and whether doing so resulted in a higher calculated value of the Target.

50.     Moreover, although the Company’s Advisor discloses that it utilized a perpetuity growth model as part of its discounted cash flow analyses, it failed to include the actual range of terminal values that it calculated using this model.

[1]

See, e.g., Brotherson et al., Company Valuation in Mergers and Acquisitions: How is Discounted Cash Flow Applied by Leading Practitioners?, Journal of Applied Finance (2014) (“Responses [in a table] show how leading practitioners go about estimating terminal values. All eleven firms use both multiples and perpetual growth models.” The eleven firms referenced in this article included JP Morgan, which is the Company’s Advisor in this Transaction, Goldman Sachs, UBS, Morgan Stanley, Bank of America, Barclays and Credit Suisse, among others.).

51.     Second, the Company’s Advisor fails to explain why it used a “Public Trading Multiples Analysis” and a “Discounted Cash Flow Analysis” but did not use an analysis that reviewed precedent transaction values for similarly situated target companies.

52.     Precedent transaction analyses are used in the vast majority of fairness opinions.2 Stockholders are entitled to understand why the Company’s Advisor deviated from common practice in this Transaction, and whether doing so resulted in a higher calculated value of the Target.

53.     All of the disclosure deficiencies set forth in this section must be remediated in order to permit stockholders to fairly evaluate the credibility of the various financial analyses included in the Merger Proxy.

The Merger Proxy Omits Material Information

Regarding The Target’s Financial Advisor’s Various Analyses

54.     The Merger Proxy also includes financial analyses undertaken by Qatalyst Partners, the Target’s financial advisor (the “Target’s Advisor”).

55.     The Merger Proxy omits material information regarding the analyses performed by the Target’s Advisor and the Company’s stockholders are entitled to all material information related to such analyses in order to fully understand the Transaction.

56.     First, with respect to the Target’s Advisor’s analysis labeled “Illustrative Discounted Cash Flow Analysis – Standalone Company,” the Merger Proxy fails to disclose: (i)

[2]

See, e.g. Bartell et al., In Defense of Fairness Opinions: An Empirical Review of Ten Years of Data, Duff & Phelps (2017) (finding that “Similar M&A Transaction Analysis” is the third most common analysis used in roughly 75% of opinions, that “75% of opinions include three or more methodologies” and that the “common pairing of public-company comparables and/or precedent transactions with DCF analysis, often supplemented by one or more additional methodologies, demonstrates that, in the vast majority of cases, fairness opinion advisors diligently consider multiple perspectives and relevant analyses, when available, in assessing the fairness of transaction prices.”).

the inputs and assumptions underlying its use of the discount rates ranging from 8.0% to 11.5%; (ii) the terminal values of Target; and (iii) the basis for its use of a range of multiples of fully-diluted enterprise value to next-twelvemonths NOPAT of 20.0x to 35.0x.

57.     Second, with respect to the Target’s Advisor’s analysis labeled “Illustrative Discounted Cash Flow Analysis – Pro Forma Combined Company,” the Merger Proxy fails to disclose: (i) the inputs and assumptions underlying its use of the discount rates ranging from 8.0% to 10.0%; (ii) the terminal values of HoldCo and (iii) the basis for its use of a range of multiples of fully diluted enterprise value to next-twelve-months NOPAT of 20.0x to 35.0x.

58.     All of the disclosure deficiencies set forth in this section must be remediated in order to permit stockholders to fairly evaluate the credibility of the various financial analyses included in the Merger Proxy.

COUNT I

VIOLATION OF SECTION 14(A) OF THE 1934 ACT AND RULE 14A-9

(Against All Defendants)

59.     Plaintiff repeats and realleges all of the allegations set forth above.

60.     The Merger Proxy violates Section 14(a) of the 1934 Act and Rule 14a-9, as set forth in detail in the allegations above, because it makes material misstatements of fact and omits material facts that are necessary to make the statements therein not materially false or misleading.

61.     The Individual Defendants are liable for violations of Section 14(a) of the 1934 Act and Rule 14a-9 because they were responsible for the creation and approval of the misstatements and omissions in the Merger Proxy, and for the dissemination of such statements to stockholders. By virtue of their positions within the Company, the Individual Defendants were aware of the materially misleading nature of the information disclosed and their duty to ensure that the Merger Proxy did not contain material misstatements or omissions. Nonetheless, the Individual Defendants were, at a minimum, negligent in causing the Company to file the Merger Proxy with the misstatements and omission described herein.

62.     Marvell is liable for violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder as the issuer of the misstatements and omissions in the Merger.

63.     The misstatements and omissions in the Merger Proxy are material because they alter the total mix of information made available to stockholders, and a reasonable stockholder would consider the information discussed herein to be important in deciding how to vote on the Transaction.

64.     The Merger Proxy is an essential link in causing Plaintiff and other stockholders to approve the Transaction.

65.     Plaintiff and other stockholders face immediate and irreparable harm because of the Merger Proxy’s failure to fully and accurately describe multiple important elements of the proposed Transaction. If the stockholder vote were permitted to proceed without this material information, it would cause stockholders to potentially vote in favor of the proposed Transaction on the basis of misinformation. The vote would be both uninformed and invalid, and the result (especially if the Transaction is approved) would be effectively impossible to reverse or otherwise compensate with damages.

66.     For these reasons, Plaintiff has no adequate remedy at law and seeks injunctive relief herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff respectfully requests that this Court:

A.	Preliminarily and permanently enjoin Defendants, and all persons acting in concert with them from proceeding with, consummating or closing the Transaction;

B.	In the event Defendants consummate the Transaction, rescind and set it aside or award rescissory damages;

C.

Direct the Individual Defendants to disseminate a supplemental or amended Merger Proxy that does not contain untrue statements of material fact and that states all material facts necessary to make the statements contained therein not misleading;

D.	Declare that Defendants violated Sections 14(a) of the 1934 Act and Rule 14a-9 promulgated thereunder and are liable for all associated damages;

E.	Award Plaintiff all attorneys’ fees, expert fees, and expenses incurred in prosecuting this action; and

F.	Award all other and further relief as this Court deems just and proper.

JURY DEMAND

Plaintiff hereby demands a jury trial on all triable claims.

Dated: January 16, 2021		RIGRODSKY LAW, P.A.

	By:	/s/ Gina M. Serra
Seth D. Rigrodsky (#3147)
Gina M. Serra (#5387)
300 Delaware Avenue, Suite 210
Wilmington, DE 19801
Telephone: (302) 295-5310
Facsimile: (302) 654-7530
Email: sdr@rl-legal.com
Email: gms@rl-legal.com

EAST END TRIAL GROUP LLC
Kevin W. Tucker
9601 Lynn Way, Suite 215
Pittsburgh, PA 15208
Telephone: (412) 877-5220
Email: ktucker@eastendtrialgroup.com

Attorneys for Plaintiff